



Chad Newell • 3rd

E-commerce Entrepreneur. Founder & CEO, Snapwire. Co-Founder of Media Bakery.

Santa Barbara, California Area

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Alchemist Accelerator

 **University of California, Santa Barbara**

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500+ connections

Snapwire connects visionary photographers with businesses and brands by breaking down the barriers. With thousands of launched assignments, we're leading on demand. Our current product is best-in-class in UI/UX, highly engaging & speaks for itself. If you are curious about the nuances, I'll e...

> **Snapwire - Sell your authentic photography to** 📄

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Highlights

1 Mutual Group
You and Chad are both in Social Media Marketing

Experience

Class 16
Alchemist Accelerator
Apr 2017 – Present • 1 yr 1 mo
San

The highly selective Alchemist Accelerator focuses on B2B enterprise solutions. We're honored to be part of such an exciting opportunity and think it will be extremely valuable to us as we gear up to scale and grow. We're excited to see what the future holds. By the way, the Alchemist is a leading accelerator according to TechCrunch and SeedRankings.

Co-founder, CEO
ⓢ Snapwire   Snapwire
Aug 2012 – Present • 5 yrs 9 mos
Santa Barbara, San Francisco

Chad is the CEO of Snapwire, the largest and fastest growing on-demand stock photo and assignment marketplace. Snapwire connects visionary photographers with businesses, brands, and image buyers around the world.

Identifying and developing new business opportunities. He drives global content licensing and assignment deals with the world's leading technology in assignment content creation.

His vision for Snapwire has inspired the commercial licensing industry to leverage a new generation of photographers looking to earn a living and gain validation for their beautiful work. Today, over 300K photographers (in 180 countries) and over 20K creatives use Snapwire to get authentic photos to help tell brand stories.

Media (1)



Join The Snapwire Story

Co-founder, CEO
Media Bakery
Jan 2001 – Jan 2013 • 12 yrs 1 mo
Santa Barbara, New York

Co-founder of one of North America's largest independent traditional stock photography and footage agencies. The Media Bakery collection has 10 million rights managed and royalty free stock photos, illustrations, stock footage and audio products that serve Creative Professionals who inspire ideas, illustrate concepts and enhance designs in print, motion and web mediums.

Media Bakery is a Getty Images and Corbis Images strategic partner. Media Bakery's supply chain consists of more than 190 international commercial production companies, stock agency partners, and media partners. Media Bakery is an approved creative supplier to Omnicom Group, WPP, Publicis Groupe and others servicing relationships to over 28k image buyers in North America.

Media (1)



Stock Photos, Royalty-Free, Rights Managed & Microstock Images - Media Bakery

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Chief Operating Officer, FootageState
Imagestate PLC
1998 – 2001 • 3 yrs
Greater Seattle Area

Founding team member of the 3rd largest stock photo & footage agency aggregate at the time. Targeted agency collectives for M&A, tactical integration, valuation analysis for acquisitions, brand development, business development, growth acquisition, customer acquisition/retention. Prior to Imagestate, served as Managing Director to mountaineer Rick Ridgeway's Adventure Photo & Film, Imagestate's 1st North American agency acquisition.



Image Bank - San Francisco
Getty Images
1996 – 1998 • 2 yrs
San Francisco

was a key acquisition target for Getty Images in it's earliest growth aggregation strategies. Our network of over 50 franchises and dozens of company owned offices, paired with the innovation the company developed for image search provided the launch pad for Getty Images' 1st mover advantage of consolidating the image licensing industry and bringing it on-line at the dawn of the internet.

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Education



University of California, Santa Barbara

Bachelor of Arts (B.A.), Sociology, minor Business Economics

1994

Activities and Societies: PACA, Theta Chi



University of California, Santa Barbara

Bachelor's degree

Activities and Societies: Theta Chi